Exhibit 99.4

GIFT INSTRUMENT

CHARITABLE GIFT TO

THE FRANKLIN FEDERAL FOUNDATION

Franklin Financial Corporation (the “Company”), desires to make a gift of its common stock and cash to The Franklin Federal Foundation (the “Foundation”), a nonprofit corporation organized under the laws of the Commonwealth of Virginia. The purpose of the donation is to establish a bond between the Company and the communities in which it and its affiliates operate and to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation __________ shares of its common stock and $__________ in cash, subject to the following conditions:

1.    The Foundation’s primary purpose is to serve and make grants in the Company’s local community in accordance with the provisions of the Foundation’s Articles of Incorporation.

2.    As long as the Foundation controls shares of Company common stock, it must vote those shares in the same ratio as all other shares voted on each proposal considered by the stockholders of the Company.

3.    For at least five years after the initial contribution of Company common stock to the Foundation: (a) one seat on the Foundation’s board of directors shall be reserved for an independent director from the Company’s local community who is not an officer, director or employee of the Company or Franklin Federal Savings Bank (the “Bank”) or an officer, director or employee of the Company’s or the Bank’s affiliates who has experience with local community charitable organizations and grant making; and (b) one seat on the Foundation’s board of directors shall be reserved for a director from the board of directors of the Company or the Bank or the board of directors of an acquiror or resulting institution in the event of a merger or acquisition of the Company or the Bank.

4.    The Foundation shall comply with the following regulatory requirements imposed by the Office of Thrift Supervision (“OTS”):

(a)	the OTS may examine the Foundation at the Foundation’s expense;

(b)	the Foundation must comply with all supervisory directives that the OTS imposes;

(c)	the Foundation must annually provide to the OTS a copy of the annual report that is submitted to the Internal Revenue Service;

(d)	the Foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy; and

(e)	the Foundation may not engage in self-dealing, and must comply with all laws necessary to maintain its tax exempt status under the Internal Revenue Code.

Dated:	FRANKLIN FINANCIAL CORPORATION

By:
Richard T. Wheeler, Jr. President and Chief Executive Officer

Agreed and Accepted

THE FRANKLIN FEDERAL FOUNDATION

By:
Richard T. Wheeler, Jr. President